Room 4561

	October 26, 2005

Jason Wadzinski
Chief Executive Officer
Advant-e Corporation
2680 Indian Ripple Road
Dayton Ohio 45440

Re:	Advant-e Corporation
	Post-effective Amendment No. 1 to Registration Statement on
Form
SB-2
	Filed October 7, 2005
	File No. 333-110851

	Form 10-KSB for the fiscal year ended December 31, 2004
	File No. 0-30983

	Forms 10-QSB for the quarters ended June 30, 2005 and March
31,
2005
	File No. 0-30983


Dear Mr. Wadzinski:

      We have limited our review of your filings to signature page of your Form SB-2 and the disclosure responsive to Items 307 and 308 of
Regulation S-B. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2
1. While we note that your Chief Executive Officer and Chief Financial Officer have signed the registration statement, please note that Form SB-2 requires your principal accounting officer or controller to sign as well. Please revise accordingly. See Instruction 1 to the Signatures portion of Form SB-2.

Form 10-K for the fiscal year ending December 31, 2004

Controls and Procedures, page 28
2. We note your disclosure that your Chief Executive Officer and Chief Financial Officer, concluded that the Company`s disclosure controls and procedures are designed so that "information relating to
Advant-e required to be disclosed by Advant-e in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC." Please advise, if true that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in reports that you filed or submit under the Exchange Act is accumulated and communicated to your management including you chief executive and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). Please provide the same analysis for the period covered by the above-referenced Forms 10-QSB.
3. We note that it appears you have determined your disclosure controls and procedures were "adequate." Please advise, similar to your disclosure in your Form 10-QSB, that your disclosure controls and procedures were effective for the period covered by this report and for the Form 10-QSB for quarter ended March 31, 2005.

*              *              *              *

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Prior to our declaration of the effective date of the pending post-effective amendment pursuant to Section 8(c) of the Securities
Act, the company should furnish a letter acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Adam Halper at (202) 551-3477 with any questions. If you need further assistance, you may contact Anne
Nguyen, Special Counsel at (202) 551-3611 or me at (202) 551-3730.


							Sincerely,


							Barbara C. Jacobs
							Assistant Director

cc:	Via Facsimile
	Barbara L. Sager
	120 W. Second St. Suite 1111
	Dayton, OH
	Facsimile: (937) 443-0457
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Jason Wadzinski
Chief Executive Officer
Advant-e Corporation
October 26, 2005
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